SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the Shareholders Meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including the section entitled "Risk Factors." See also the section entitled "Where You Can Find More Information."

References in the portions of this section under the headings "Our Mission," "Overview," "Our Platform," "Competitive Strengths and "Growth Strategies" to "we," "our" and "E2open" refers to E2open, LLC and its consolidated subsidiaries.

Our Mission

Our mission is to build the most comprehensive and capable end-to-end global supply chain software ecosystem by combining networks, data, and applications in a single platform to deliver enduring customer value.

Overview

E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open's software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. Given the mission-critical nature of our solutions, we maintain long-term relationships with our customers, which is reflected by our 95% gross retention and average customer tenure of 14 years for our top 100 customers. In aggregate, we serve more than 1,200 customers in over 180 countries across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others.

E2open operates in what we believe is an attractive industry with strong secular tailwinds and a large Total Addressable Market of more than $45 billion. This TAM is comprised of approximately 85% whitespace, including what we estimate to be more than $1 billion of opportunity with our existing customers, and includes a combination of legacy point solutions and home-grow (1) which are tied together with manual processes and spreadsheets. As manufacturing has evolved from brands owning the full production lifecycle to orchestrating disparate manufacturing, distribution and selling processes, supply chains have grown more complex, increasing demand for software solutions like E2open. We believe our fully cloud-based, end-to-end software platform offers a differentiated solution for customers that gives them better value as compared to solutions offered by some of our competitors.

$367mm FY22E Revenue	**73%** FY22E Adjusted Gross Margin[1]	**33%** FY22E Pro Forma Adj. EBITDA Margin[2]	**83%** FY22E Subscription Revenue
~95% Gross Retention	**$1bn** White space with existing customers	**14 years** Top 100 Customer Average Tenure	**$45bn+** TAM with >85% White Space Opportunity

100% Cloud-based SaaS Platform

Note: Fiscal year 2022 ends on February 28, 2022. This forecast includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, E2open is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Pro Forma Adjusted EBITDA is defined as Adjusted EBITDA further adjusted for the pro forma run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA.

(1) Adjusted Gross Profit is defined as Gross Profit excluding depreciation and amortization expense. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by Revenue for the comparable period. The table below presents our Adjusted Gross Profit reconciled to our reported gross profit, the closest U.S. GAAP measure, for the periods indicated:

As a result of our differentiated software solutions, we believe we have delivered strong financial performance, both organically and through acquisitions. We expect to deliver revenue, Adjusted Gross Profit and Pro Forma Adjusted EBITDA of $367 million, $268 million, and $121 million, respectively, in fiscal year 2022, which ends February 28, 2022. This reflects 9% organic subscription revenue growth year-over-year, 73% Adjusted Gross Margins and 33% Pro Forma Adjusted EBITDA Margins.

For the fiscal year ended February 28, 2020, we achieved revenue, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Net Loss of $305 million, $184 million, $209 million, $69 million, and $101 million, respectively. This reflects 60% gross margins, 69% Adjusted Gross Margins, and 22% Adjusted EBITDA Margins. For the six months ended August 31, 2020, we achieved revenue, Gross Profit, Adjusted Gross Profit, Pro Forma Adjusted EBITDA, and Net Loss of $165 million, $104 million, $117 million, $56 million, and $41 million, respectively. This reflects 63% gross margins, 71% Adjusted Gross Margins, and 34% Pro Forma Adjusted EBITDA Margins. Historically, we have achieved 7% annual subscription revenue growth organically from fiscal year 2017 to fiscal year 2020, including 10% organic recurring revenue growth in fiscal year 2020. For more information, please see the section entitled "*Selected Historical Financial and Other Data of E2open — Non-GAAP Financial Measures.*"

We believe our proposed combination with CCNB1 and our anticipated enhanced access to capital as a public company will best position us to realize our objective of building the most comprehensive and capable end-to-end global supply chain software ecosystem, delivering enduring customer value. Going forward, we plan to accelerate revenue growth and value creation through continued enhancement existing product portfolio, deepening of existing customer relationships and onboarding of new c Additionally, we anticipate expanding product offerings through data and analytics opportunities pursuing strategic and financially accretive acquisitions.

For a reconciliation of these non-GAAP measures to the closest U.S. GAAP measure, see the section entitled "*Selected Historical Financial and Other Data of E2open — Non-GAAP Financial Measures.*"

Our Platform

Our harmonized SaaS platform brings together networks, data, and applications to facilitate supply chain visibility across planning and execution, and delivers a strong value proposition.



10.7

September 30, 2020), which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available (“**Maximum Redemptions with No Backstop**”), in each case in clauses (ii) and (iii) assuming that the aggregate proceeds of $200.0 million are received from the sale of the Forward Purchase Securities and there is no Permitted Equity Financing. The number of Class A ordinary shares redeemable assuming Maximum Redemptions (with Available Backstop or with No Backstop) assumes that the per share redemption price is $10.00; the actual per share redemption price will be the Redemption Price.

6.9

37.3

	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop (1)		Assuming Maximum Redemptions with No Backstop (2)	
Equity Capitalization Summary (shares in millions)	**Shares**	**%**	**Shares**	**%**	**Shares**	**%**
CCNB1 Shareholders	41.4	22.2%	0.0	0.0%	12.5	7.6%
NBOKS Backstop	0.0	0.0%	12.5	7.6%	0.0	0.0%
NBOKS Forward Purchase Agreement[3]	20.0	11.8%	20.0	12.2%	20.0	12.2%
Founder Shares[4]	12.9	7.6%	12.9	7.8%	12.9	7.8%
PIPE Investors[5]	69.5	30.7%	69.5	42.4%	69.5	42.4%
Existing E2open Owners interest in CCNB1[6]	42.8	22.9%	49.0	29.9%	49.0	29.9%
Total Class A common stock in CCNB1	**186.6**	**100.0%**	**163.9**	**100.0%**	**163.9**	**100.0%**
Net Cash Consideration to existing owners of E2open ($ in millions)	**592.5**		**478.5**		**478.5**	

(1) Assumes that 41,400,000 Public Shares (the estimated maximum number of Public Shares that could be redeemed in connection with the Business Combination in based on a per share redemption price of $10.00 per share) are redeemed in connection with the Business Combination, and the maximum amount of 30,000,000 Class A ordinary shares are issued to NBOKS at $10.00 per share in exchange for the maximum $300.0 million Backstop pursuant to the Backstop Agreement. The $114.0 million cash needed for the redemption will reduce the cash payable to the existing E2open owners from $592.5 million to $478.5 million. The economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination.

Replace footnotes (1) - (6) on pgs. 36-37 with footnotes (1) - (6) on pgs. 56-57

(2) Assumes that 11,400,000 Class A ordinary shares are redeemed in connection with the Business Combination which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available. The net cash consideration payable to the existing E2open owners would decrease from $592.5 million to $478.5 million, and the economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination.

(3) Includes 20,000,000 shares of Class A common stock acquired pursuant to the Forward Purchase Agreement, as amended by the FPA Side Letter, for an aggregate investment of $200.0 million by NBOKS in exchange for the Forward Purchase Securities.

(4) Includes 12,850,000 shares of Class A common stock issued upon conversion of the existing CCNB1 Class B ordinary shares. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. This excludes impact of 2,500,000 Restricted Sponsor Shares, held by the Sponsor and CCNB1 Independent Directors, which convert into shares of Class A common stock in accordance with the Certificate of Incorporation and the Sponsor Side Letter Agreement.

(5) Represents the private placement pursuant to which CCNB1 entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for shares of CCNB1 Class A common stock at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, have agreed to purchase an aggregate of 69,500,000 shares of Class A common stock (including 2,450,000 shares by CC Capital, 1,530,000 shares by NBOKS and 870,000 shares by NBOKS Co-Invest).

221.9

(6) Represents existing E2open owners' interest in 44,332,388 shares of CCNB1 Class A common stock. This excludes impact of Restricted Common Units vesting. This also excludes the Flow-Through Sellers' noncontrolling economic interest in Common Units, which will be exchangeable (together with the cancellation of an equal number of shares of voting, non-economic Class V common stock) into Class A common stock on a 1-for-1 basis. The table below presents the Common Units and noncontrolling interest percentage:

	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop		Assuming Maximum Redemptions with No Backstop	
Flow-Through Sellers' noncontrolling interest (shares in millions)	35.3	15.9%	40.5	19.8%	40.5	19.8%
	204.5		**204.4**		**204.4**	

The consideration to be received under the Business Combination Agreement is subject to adjustment to, among other things, appropriately reflect the effect of any stock dividend, share capitalization, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event that shall have occurred (including any of the foregoing in connection with the Domestication) prior to consummation of the Business Combination. For further details, see "*Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.*"

The Shareholders Meeting

Date, Time and Place of Shareholders Meeting

The Shareholders Meeting will be held at 9:00 a.m., Eastern Time, on   ,   , at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned, to consider and vote upon the Shareholder Proposals, including, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholders Meeting, each of the Condition Precedent Proposals have not been approved. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

1,959.0 125.0 478.5

Estimated Cash Sources and Uses (Maximum Redemptions with Available Backstop, $ in millions)

1,959.0

Sources		Uses	
Record new term loan[9]	525.0	Repay E2Open debt[5]	946.8
Trust Account[1][4]	414.0	Cash to existing owners of E2open	592.5
PIPE investment[3]	695.0	Estimated Buyer transaction costs[6]	45.7
Forward purchase agreement[2]	200.0	Estimated debt financing costs	17.3
Backstop	239.0	Estimated Seller transaction costs[7]	40.0
		Redemption of common shares[8]	414.0
		Cash to balance sheet	16.7
Total Sources	**2,073.0**	**Total Uses**	**2,073.0**

Estimated Cash Sources and Uses (Maximum Redemptions with No Backstop, $ in millions)

Sources		Uses	
Record new term loan[9]	525.0	Repay E2Open debt[5]	946.8
Trust Account[1][4]	414.0	Cash to existing owners of E2open	478.5
PIPE investment[3]	695.0	Estimated Buyer transaction costs[6]	45.7
Forward purchase agreement[2]	200.0	Estimated debt financing costs	17.3
		Estimated Seller transaction costs[7]	40.0
		Redemption of common shares[8]	289.0
		Cash to balance sheet	16.7
Total Sources	**1,834.0**	**Total Uses**	**1,834.0**

(1) Represents the expected amount of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination.

(2) Represents the proceeds from the Forward Purchase Agreement, which provides for the purchase of the Forward Purchase Securities for the Maximum Forward Purchase Amount in a private placement to close concurrently with the Closing.

(3) Represents the proceeds from the PIPE Investment (including proceeds from CC Capital, NBOKS and NBOKS Co-Invest).

(4) Includes the expected amount of the restricted interest held in the Trust Account upon consummation of the Business Combination at the Closing.

(5) Represents the amount of existing E2open debt that the combined company intends to pay down upon the Closing. This cash will be applied to E2open's credit facilities with Golub Capital and Silicon Valley Bank.

(6) Represents the total estimated transaction fees and expenses incurred by CCNB1 as part of the Business Combination.

(7) Represents the total estimated transaction fees and expenses incurred by E2open as part of the Business Combination.

(8) Assumes that the maximum number of Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Minimum Cash Conditions and that there is no Backstop or Permitted Equity Financing to replace such redemptions.

(9) Represents the proceeds from a commitment for financing in the form of a $525 million term loan, the full amount of which financing is expected to be funded concurrently with the completion of the Business Combination. Under the No Redemptions scenario, available cash would be used to prepay $173.2 million of the New Credit Facilities, resulting in net debt of $351.8 million.

Material U.S. Federal Income Tax Consequences

As discussed more fully under the section entitled "*Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders*"

The factors discussed above support the conclusion that CCNB1 will acquire a controlling interest in E2open and will be the accounting acquirer. CCNB1 is the primary beneficiary of E2open, which is a variable interest entity ("VIE"), since it has the power to direct the activities of E2open that most significantly impact E2open's economic performance through its role as the managing member, and CCNB1's variable interests in E2open include ownership of E2open, which results in the right (and obligation) to receive benefits (and absorb losses) of E2open that could potentially be significant to CCNB1. Therefore, the Business Combination constitutes a change in control and will be accounted for using the acquisition method. Under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of E2open, based on their estimated acquisition-date fair values. These estimates will be determined through established and generally accepted valuation techniques. Transaction costs will be expensed as if the Business Combination consummated on January 1, 2019.

The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, under the three scenarios:

Equity Capitalization Summary (shares in millions)	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop[1]		Assuming Maximum Redemption with No Backstop[2]	
	Shares	%	Shares	%	Shares	%
CCNB1 Shareholders	41.4	22.2%	0.0	0.0%	12.5	7.6%
NBOKS Backstop	0.0	0.0%	12.5	7.6%	0.0	0.0%
NBOKS Forward Purchase Agreement[3]	20.0	10.7%	20.0	12.2%	20.0	12.2%
Founder Shares[4]	12.9	6.9%	12.9	7.8%	12.9	7.8%
PIPE Investors[5]	69.5	37.3%	69.5	42.4%	69.5	42.4%
Existing E2open Owners interest in CCNB1[6]	42.8	22.9%	49.0	29.9%	49.0	29.9%
Total Class A common stock in CCNB1	**186.6**	**100.0%**	**163.9**	**100.0%**	**163.9**	**100.0%**
Net Cash Consideration to existing owners of E2open ($ in millions)	**592.5**		**478.5**		**478.5**	

(1) Assumes that 41,400,000 Public Shares (the estimated maximum number of Public Shares that could be redeemed in connection with the Business Combination in based on a per share redemption price of $10.00 per share) are redeemed in connection with the Business Combination, and the maximum amount of 12,500,000 Class A ordinary shares are issued to NBOKS at $10.00 per share in exchange for the $125.0 million Backstop pursuant to the Backstop Agreement. The economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination. Under the Maximum Redemptions with Available Backstop scenario, noncontrolling interest increases from 15.9% to 19.8%. The aggregate net cash consideration payable to the existing E2open owners relative to the No Redemption would decrease from $592.5 million to $478.5 million.

(2) Assumes that 28,900,000 Class A ordinary shares are redeemed in connection with the Business Combination which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available. The net cash consideration payable to the existing E2open owners would decrease from $592.5 million to $478.5 million, and the economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination.

(3) Includes 20,000,000 shares of Class A common stock acquired pursuant to the Forward Purchase Agreement, as amended by the FPA Side Letter, for an aggregate investment of $200.0 million by NBOKS in exchange for the Forward Purchase Securities.

(4) Includes 12,850,000 shares of Class A common stock issued upon conversion of the existing CCNB1 Class B ordinary shares. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. This excludes impact of 2,500,000 Restricted Sponsor Shares, held by the Sponsor and CCNB1 Independent

Footnotes (1) - (6) on pgs. 56-57 will replace the same on pages 36-37

See above comment

Directors, which convert into shares of Class A common stock in accordance with the Certificate of Incorporation and the Sponsor Side Letter Agreement.

(5) Represents the private placement pursuant to which CCNB1 entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for shares of CCNB1 Class A common stock at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, have agreed to purchase an aggregate of 69,500,000 shares of Class A common stock (including 2,450,000 shares by CC Capital, 1,530,000 shares by NBOKS and 870,000 shares by NBOKS Co-Invest).

(6) Represents existing E2open owners' interest in 42,854,375 shares of CCNB1 Class A common stock. This excludes impact of Restricted Common Units vesting. This also excludes the Flow-Through Sellers' noncontrolling economic interest in Common Units, which will be exchangeable (together with the cancellation of an equal number of shares of voting, non-economic Class V common stock) into Class A common stock on a 1-for-1 basis. The table below presents the Common Units and noncontrolling interest percentage:

	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop		Assuming Maximum Redemption with No Backstop	
Flow-Through Sellers' noncontrolling interest (shares in millions)	35.3	15.9%	40.5	19.8%	40.5	19.8%
	221.9		**204.4**		**204.4**	

The following unaudited pro forma condensed combined balance sheet as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019 are based on the historical financial statements of CCNB1, E2open, and Amber. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

	As of September 30, 2020	As of August 31, 2020	Pro Forma as of September 30, 2020		
Unaudited Pro Forma Condensed Balance Sheet Data ($ in millions)	**CCNB1**	**E2open**	**No Redemption**	**Maximum Redemptions with Available Backstop**	**Maximum Redemption with No Backstop**
Total current assets	1.8	130.5	149.0	149.0	149.0
Total assets	415.8	1,375.6	3,382.7	3,554.7	3,554.7
Total liabilities	17.3	1,196.8	891.0	1,063.0	1,063.0
Total shareholders' equity	398.5	178.8	2,138.7	2,086.7	2,086.7
Total noncontrolling interest	—	—	353.0	405.0	405.0

57

the Trust Account. Per the Business Combination Agreement, unfunded shareholder redemptions reduce the cash funds available for existing E2open owners. The Maximum Redemptions with No Backstop results in $114.0 million less cash distributed to existing E2open owners, which would decrease from $592.5 million to $478.5 million. Since cash is used to cover the unfunded redemption, there is no net change in the pro forma cash position. Class A common stock and Common Units issued to Flow-Through Sellers increases in proportion under the Maximum Redemptions with No Backstop scenario from 78,100,000 shares under the No Redemption scenario to 89,500,000 shares under the Maximum Redemptions with No Backstop scenario. Noncontrolling interest increases from 15.9% under the No Redemption scenario to 19.8% under the Maximum Redemptions with No Backstop scenario.

5. Adjustments to Pro Forma Condensed Combined Statements of Operations

Explanations of the adjustments to the pro forma statement of operations are as follows:

(AA) Reflects a reduction in revenues related to the estimated fair value of the acquired deferred revenue related to the Business Combination. The adjustment is based on fair value estimates for deferred revenue, adjusted for costs to fulfill the liabilities assumed, plus normal profit margin. The difference between this adjusted deferred revenue at fair value and E2open's historical deferred revenue results in a revenue reduction on a pro forma basis.

(BB) Represents adjustments to incorporate estimated additional tangible and intangible assets depreciation and amortization for the step-up basis from purchase price accounting ("**PPA**") at the closing of the Business Combination. This pro forma adjustment has been proposed assuming the Business Combination happened on January 1, 2019. The following table is a summary of information related to certain intangible assets acquired, including information used to calculate the pro [...] expenses:

($ in millions)

| Indefinite- lived |
| Trademark / trade name |
| Definite-lived |
| Customer relationships |
| Technology |
| Content library |
| **Total** |

($ in millions)

| Indefinite-lived trademark / |
| Customer relationships |
| Technology |
| Content library |

Total	902.0	**71.1**	**94.8**
Cost of revenue		27.7	36.9
Less: Historical amortization expenses, cost of revenue		16.5	19.8
Pro forma adjustments, cost of revenue		11.2	17.1
Operating expense		43.4	57.9
Less: Historical amortization expenses, operating expense		25.3	31.1
Pro forma adjustments, operating expense		18.1	26.8

(M) Reflects a contingent consideration liability in the amount of $147.1 million due to the issuance of two tranches of certain restricted Class B-1 and B-2 shares in CCNB1 and Series 1 RCU and Series 2 RCU in E2Open Holdings as part of the Business Combination. These shares and units will be issued on a proportional basis to each holder of Class A Shares in CCNB1 and common units of E2 Open Holdings as reflected upon the consummation of the transactions contemplated by the Business Combination Agreement. The first tranche represents the issuance of a combination of 10 million shares of restricted Class B-1 shares and Series 1 RCUs that vest upon the Series 1 Vesting Event being met. The second tranche represents the issuance of a combination of 6.0 million shares of restricted Class B-2 shares and Series 2 RCUs that vest upon the Series 2 Vesting Event being met. These restricted shares and units are treated as a contingent consideration liability under ASC 805 and fair valued.

INFORMATION ABOUT E2OPEN HOLDINGS, LLC

Our Mission

Our mission is to build the most comprehensive and capable end-to-end global supply chain software ecosystem by combining networks, data, and applications in a single platform to deliver enduring customer value.

Overview

E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open's software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. Given the mission-critical nature of our solutions, we maintain long-term relationships with our customers, which is reflected by our 95% gross retention and average customer tenure of 14 years for our top 100 customers as of the date of filing this proxy statement/prospectus. In aggregate, we serve more than 1,200 customers in over 180 countries across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others.

E2open operates in what we believe is an attractive industry with strong secular tailwind (1) Total Addressable Market of more than $45 billion. This TAM is comprised of approximately 85% Whitespace, including what we estimate to be more than $1 billion of opportunity with our existing customers, and includes a combination of legacy point solutions and home-grown applications, many of which are tied together with manual processes and spreadsheets. As manufacturing has evolved from brands owning the full production lifecycle to orchestrating disparate manufacturing, distribution and selling processes, supply chains have grown more complex, increasing demand for software solutions like E2open. We believe our fully cloud-based, end-to-end software platform offers a differentiated solution for customers that gives them better value as compared to solutions offered by some of our competitors.

$367mm	73%	33%	83%
FY22E Revenue	FY22E Adjusted Gross Margin[(1)]	FY22E Pro Forma Adj. EBITDA Margin[(2)]	FY22E Subscription Revenue
~95%	$1bn	14 years	$45bn+
Gross Retention	White space with existing customers	Top 100 Customer Average Tenure	TAM with >85% White Space Opportunity

100% Cloud-based SaaS Platform

Note: Fiscal ye——————————————————————————————————AAP
financial meas Pro Forma Adjusted EBITDA is defined as Adjusted EBITDA further adjusted for the pro forma run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA. ons
of some of the information excluded from these projected measures, E2open is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

(1) Adjusted Gross Profit is defined as Gross Profit excluding depreciation and amortization expense. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by Revenue for the comparable period. The table below presents our Adjusted Gross Profit reconciled to our reported gross profit, the closest U.S. GAAP measure, for the periods indicated:

For a reconciliation of these non-GAAP measures to the closest U.S. GAAP measure, see the section entitled *"Selected Historical Financial and Other Data of E2open — Non-GAAP Financial Measures."*